October 7, 2016

Sarah Clinton

T+1 617 951 7375

F+1 617 235 7312

sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Megan Miller

Re: Blackstone Alternative Investment Funds (File No. 811-22743) (the “Registrant”)

Ladies and Gentlemen:

On September 8, 2016, Ms. Megan Miller (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Sarah Clinton and Pia C. Kurkuvelos of Ropes & Gray LLP in connection with the Staff’s review, pursuant to the Sarbanes-Oxley Act of 2002, of (i) the proxy voting record of the series of the Registrant for the period July 1, 2015 to June 30, 2016, filed under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-PX on August 24, 2016 (the “Proxy Voting Report”); and (ii) the annual report to shareholders of Blackstone Alternative Multi-Strategy Fund (the “Fund”), a series of the Registrant, for the fiscal year ended March 31, 2016, as filed under the 1940 Act on Form N-CSR (the “Annual Report”).

The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence. Accordingly, the responses to the Staff Reviewer’s comments on the Proxy Voting Report and Annual Report are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Annual Report.

Proxy Voting Report

1.	The Staff notes that General Instruction F.2 to Form N-PX states that a proxy voting report is to be signed by the relevant registrant and on behalf of the registrant by its principal executive officer or officers. The Staff further notes that the Proxy Voting Report for the relevant period was signed by the Registrant’s chief legal officer. The Staff requests that the Registrant’s principal executive officer sign proxy voting reports in the future.

Response: The Registrant confirms that the principal executive officer will sign future proxy voting reports.

October 7, 2016

Annual Report

2.	In accordance with the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) (the “Letter”), please consider whether additional detail regarding the Fund’s derivative positions is necessary in the Management Discussion and Analysis of Fund Performance (“MDFP”) section of the Annual Report.

Response: The Registrant submits that, in accordance with Item 27(b)(7) of Form N-1A, the Annual Report includes discussion of the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser. The Registrant acknowledges that it will consider the Letter when determining the appropriate level of disclosure in the MDFP regarding the Fund’s derivative positions in future reports.

3.	The Staff notes that the line graph in the “Performance Summary” section of the MDFP provides information regarding the value of an investment in the Fund since the beginning of the Fund’s most recent fiscal year. Pursuant to Item 27(b)(7)(ii)(A) of Form N-1A, this line graph should present values for the most recently completed 10 fiscal years of the Fund or for the life of the Fund, if shorter. In future annual report filings, please provide the information in the line graph for the life of the Fund.

Response: The Registrant confirms that, in future annual report filings, it will provide performance information in the line graph for the time periods specified in Item 27(b)(7)(ii)(A) of Form N-1A.

4.	The Staff notes that, during the period, the Fund held investments in investee funds that were valued using the reported net asset value of the investee fund or its equivalent. In future annual report filings, please provide the disclosures required by FASB ASC 820-10-50-6A for such investments.

Response: The Registrant confirms that, in future annual report filings, it will include the disclosures required by FASB ASC 820-10-50-6A within the footnotes to the annual report.

5.	Please confirm the Fund was not invested in any restricted securities during the reporting period for which the disclosures in Rule 12-12.6 of Regulation S-X would apply.

October 7, 2016

Response: The Registrant notes that the only restricted securities in which the Fund invested during the reporting period were securities exempt from registration pursuant to Rule 144A (“Rule 144A Securities”) under the Securities Act of 1933, as amended (the “Securities Act”). The Registrant identifies Rule 144A Securities in the Fund’s Consolidated Schedule of Investments as Rule 144A Securities and notes that such securities may only be sold to qualified institutional buyers unless registered or otherwise exempt from registration. (Please see tag (e) in the footnote legend in the Fund’s Consolidated Schedule of Investments on pages 59 and 182 of the Annual Report). The Registrant believes that its disclosure relating to Rule 144A Securities is appropriate and confirms that, in future annual report filings, the Fund will provide the relevant disclosures from Rule 12-12.6 for any restricted securities not eligible for resale exemptions under the Securities Act.

6.	In connection with the proposed changes to Rule 12-12 of Regulation S-X set forth in the “Investment Company Reporting Modernization” proposal (Release Nos. 33-9776; IC-31610) (the “Modernization Proposal”), for the variable interest rate securities disclosed in the Fund’s Consolidated Schedule of Investments, please consider describing the reference rate, spread, and end of period interest rate in the notes to the Schedule or disclose the end of period reference rate in the Schedule.

Response: The Registrant confirms that, after the final rules in connection with the Modernization Proposal are adopted, it will consider any additional disclosure requirements for variable interest rate securities required by those final rules in future annual reports.

7.	The Staff noted the Fund sold protection on credit default swaps during the reporting period. Please confirm the Fund segregated assets to cover the full notional amount of those swaps.

Response: The Registrant notes that the Fund covers its future obligations under credit default swaps and other derivatives in accordance with the requirements of Section 18(f) of the 1940 Act and related guidance1 from the SEC and Staff. In the case of physically settled credit default swaps where the Fund is a seller of protection, the Fund maintains segregated liquid assets equal to the Fund’s contingent obligation to purchase the notional amount of underlying securities at par value less any collateral on deposit and/or establishes offsetting positions sufficient to cover the Fund’s future obligations. In the case of cash settled credit default swaps where the Fund is a seller of protection, the Fund maintains segregated liquid assets equal to the Fund’s contingent obligation to purchase the notional amount of underlying securities at par value less the marked-to-market value of such assets and also less any collateral on deposit and/or establishes offsetting positions sufficient to cover the Fund’s future obligations.

[1]	See Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979). See also Dreyfus Strategic Investing and Dreyfus Strategic Income, SEC No-Action Letter (June 22, 1987); Hutton Options Trading, SEC No-Action Letter (February 2, 1989); and Sanford C. Bernstein Fund, SEC No-Action Letter (June 25, 1990).

October 7, 2016
8.	In connection with the Fund’s use of credit default swaps during the reporting period, please explain how the Fund addressed the requirements of FASB ASC 815-10-50-4K with respect to payment and performance risks of credit derivatives.

Response: The Registrant notes that, with respect to the credit default swaps disclosed in its Annual Report, it included disclosure meeting the requirements of FASB ASC 815-10-50-4K (within the Fund’s Consolidated Schedule of Investments and Note 3 and Note 4 of the Notes to Consolidated Financial Statements). The Registrant confirms that in future annual report filings it will consider enhancement to the presentation of the required information in accordance with FASB ASC 815-10-50-4K.

9.	The Staff notes that a common counterparty (i.e., JPMorgan Chase) is listed in the offsetting charts for reverse repurchase agreements, which are governed by a master repurchase agreement (“MRA”), and derivatives, which are governed by an ISDA. Please consider disclosing whether the Fund may offset obligations between an MRA and an ISDA with the same counterparty. (See FASB ASC 210-20-50-6).

Response: The Registrant confirms that the Fund may not use reverse repurchase agreements and related collateral governed by an MRA to offset derivatives contracts and related collateral governed by an ISDA, or derivatives and related collateral governed by an ISDA to offset reverse repurchase agreements and related collateral governed by an MRA, even if such MRA and ISDA are with the same counterparty. The Registrant will consider including additional disclosure to clarify the nature of such arrangements in future reports.

10.	The Staff notes that the Fund held various total return swaps during the reporting period. In future reporting periods where the Fund holds total return swaps, please consider disclosing the financing rate for those swaps or, if the swaps are structured without interest payments, please footnote accordingly.

Response: The Registrant confirms that, in future annual report filings, it will consider any requirements under Regulation S-X to disclose the financing rate for total return swaps held at the end of the reporting period.

11.	In the “Notes to the Consolidated Financial Statements,” please disclose the method used to allocate income and expenses and realized and unrealized capital gains and losses to each class of shares.

Response: The Registrant notes that the Fund uses each class of share’s adjusted prior day net assets, adjusted for capital activity, to allocate income and expenses and unrealized capital gains and losses pro-rata to each class of shares. The Registrant further notes that class-specific income and expenses are allocated directly to the applicable class. The Registrant confirms it will include this disclosure in future annual report filings.

October 7, 2016
12.	Please confirm if there were any payables to the Trustees at the end of the reporting period. If so, please disclose the payables in accordance with Rule 6-04.12 of Regulation S-X.

Response: The Registrant confirms that the Fund had payables to the Trustees in the amount of $30,629 at the end of the reporting period, which was included within accrued expenses and other liabilities in the Annual Report. The Registrant confirms that, in future annual report filings, it will disclose separately the payables to the Trustees in the Statement of Assets and Liabilities.

13.	Please disclose how frequently management fees are paid. (See FASB ASC 850-10-50-1D).

Response: The Registrant submits that the Fund’s management fee accrues daily in arrears and is paid quarterly. The Registrant confirms that, in future filings, it will disclose the frequency of management fee payments.

* * * * *

On behalf of the Fund, we acknowledge that: (i) the SEC is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Sincerely,

/s/ Sarah Clinton

cc:	Kevin Michel, Esq., Blackstone Alternative Investment Advisors LLC
James E. Thomas, Esq., Ropes & Gray LLP